August 2, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	ETFS Collateralized Commodities Trust
Registration Statement on Form S-1
File No. 333-167167
SEC Accession No. 0000930413-10-003193
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, ETF Securities USA LLC as Sponsor (the “Sponsor”) of the ETFS Collateralized Commodities Trust (the “Trust”) hereby requests the withdrawal of the Trust’s initial registration statement on Form S-1 with File No. 333-167167, filed with the Securities and Exchange Commission on May 27, 2010 (the “Registration Statement”) for:

ETFS ex-U.S. Oil

ETFS Natural Gas

ETFS Copper

ETFS Wheat

ETFS Composite Agriculture

ETFS Composite Industrial Metals

ETFS Composite Energy

ETFS All Commodities

ETFS Short ex-U.S. Oil

ETFS Short Natural Gas

ETFS Short Copper

ETFS Short Wheat

ETFS Short Gold

ETFS Leveraged ex-U.S. Oil

ETFS Leveraged Natural Gas

ETFS Leveraged Copper

ETFS Leveraged Wheat

ETFS Leveraged Gold

(together the “Shares”).

The Trust has determined not to issue the Shares. Therefore, the Sponsor on behalf of the Trust hereby requests the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. The Registration Statement has not yet become effective, and no Shares have been sold in connection with the Registration Statement.

If you have any questions regarding this matter, please contact W. Thomas Conner of Reed Smith LLP at (202) 414 9208, or Peggy Heminger of Reed Smith LLP at (412) 288 7204.

Sincerely,

ETF Securities USA LLC as Sponsor to the ETFS Collateralized Commodities Trust

By: /s/ Christopher Foulds

Christopher Foulds

Chief Financial Officer and Treasurer

cc:

W. Thomas Conner, Esq.